# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIFI INC, CIK 0000100726
CUSIP: 904677200
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 7201 WEST FRIENDLY RD, P O BOX 19109, GREENSBORO, North Carolina (NC), 27419-9109
Date of event which requires filing of this statement: 04/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541536

## Reporting persons
- Minerva Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 495,620; shared voting power 426,167; sole dispositive power 495,620; shared dispositive power 426,167; aggregate amount beneficially owned 921,787 (5% of the class)
- MINERVA GROUP L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 495,620; shared voting power 0; sole dispositive power 495,620; shared dispositive power 0; aggregate amount beneficially owned 495,620 (2.7% of the class)
- Minerva GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 495,620; shared voting power 0; sole dispositive power 495,620; shared dispositive power 0; aggregate amount beneficially owned 495,620 (2.7% of the class)
- Minerva GP, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 495,620; shared voting power 0; sole dispositive power 495,620; shared dispositive power 0; aggregate amount beneficially owned 495,620 (2.7% of the class)
- Cohen David P.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 495,620; shared voting power 426,167; sole dispositive power 495,620; shared dispositive power 426,167; aggregate amount beneficially owned 921,787 (5% of the class)

## Item 1. Issuer
Name of issuer: UNIFI INC
Address of issuer's principal executive offices: 7201 WEST FRIENDLY RD, P O BOX 19109, GREENSBORO, NORTH CAROLINA, 27419-9109.

## Item 2. Person Filing
Name of person filing:
Minerva Advisors LLC
Minerva Group, LP
Minerva GP, LP
Minerva GP, Inc.
David P. Cohen
Address of principal business office or, if none, residence:
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
Citizenship:
David P. Cohen is a U.S. Citizen.
Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law.
Minerva GP, Inc. is organized under Pennsylvania law.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Minerva Advisors LLC* - 921,787
Minerva Group, LP - 495,620
Minerva GP, LP* - 495,620
Minerva GP, Inc.* - 495,620
David P. Cohen* - 921,787

*Each of these reporting persons is deemed a beneficial owner of the 495,620 shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 921,787 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Percent of class:
Minerva Advisors LLC* - 5.0%
Minerva Group, LP - 2.7%
Minerva GP, LP* - 2.7%
Minerva GP, Inc.* - 2.7%
David P. Cohen* - 5.0%

*Each of these reporting persons is deemed a beneficial owner of the 2.7% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is also deemed a beneficial owner of the 5.0% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 18,351,295 shares of the Issuer's Common Stock outstanding as of February 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 29, 2024.
Sole power to vote or to direct the vote:
Minerva Advisors LLC* - 495,620
Minerva Group, LP - 495,620
Minerva GP, LP* - 495,620
Minerva GP, Inc.* - 495,620
David P. Cohen* - 495,620

*Each of these reporting persons is deemed a beneficial owner of the 495,620 shares of the Issuer held by Minerva Group, LP.
Shared power to vote or to direct the vote:
Minerva Advisors LLC - 426,167
David P. Cohen** - 426,167

**David P. Cohen is deemed a beneficial owner of the 426,167 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Sole power to dispose or to direct the disposition:
Minerva Advisors LLC* - 495,620
Minerva Group, LP - 495,620
Minerva GP, LP* - 495,620
Minerva GP, Inc.* - 495,620
David P. Cohen* - 495,620

*Each of these reporting persons is deemed a beneficial owner of the 495,620 shares of the Issuer held by Minerva Group, LP.
Shared power to dispose or to direct the disposition:
Minerva Advisors LLC - 426,167
David P. Cohen** - 426,167

**David P. Cohen is deemed a beneficial owner of the 426,167 shares of the Issuer beneficially owned by Minerva Advisors LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exh. 24 - Power of Attorney

## Signatures
- Minerva Advisors LLC: /s/ Beth N. Lowson, Attorney-in-Fact for David P. Cohen (04/11/2025)
- MINERVA GROUP L P: /s/ Beth N. Lowson, Attorney-in-Fact for David P. Cohen (04/11/2025)
- Minerva GP, LP: /s/ Beth N. Lowson, Attorney-in-Fact for David P. Cohen (04/11/2025)
- Minerva GP, Inc.: /s/ Beth N. Lowson, Attorney-in-Fact for David P. Cohen (04/11/2025)
- Cohen David P.: /s/ Beth N. Lowson, Attorney-in-Fact for David P. Cohen (04/11/2025)